Press Release January 23, 2003
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud ProjectZone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

DISCOVERY OF A NEW GOLD-BEARING ZONE AT LA GRANDE SUD

Virginia Gold Mines Inc., joint-venture partner with Cambior Inc. on the La Grande Sud property located in the James Bay region of Quebec, is pleased to announce the final results of a drilling program completed on the property. These results are from a 1,700-meter, 4-hole, diamond drilling program carried out during the fourth quarter of 2002. The objective of the program was to investigate the extension of the gold-bearing corridor containing Zone 32 (inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by Virginia on March 11, 1999) and the northern part of the Zone 30 gold-bearing corridor.

The first three drill holes were carried out in the area east of Zone 32. On a large grid, the holes targeted the extension of an interval containing 4.4 g Au/t over 7.4 m obtained by drill hole LGS02-198 in September 2002 (press release dated November 6, 2002). Of the holes drilled, hole LGS01-17ext (extension of an old hole) returned the most interesting results. This drill hole intersected intervals containing 16.7 g Au/t over 1.5 m and 12.9 g Au/t over 3.0 m associated with quartz veins of centimeter to decimeter thicknesses and containing tourmaline, pyrite and chalcopyrite. The mineralized system is present over a 10-meter length and corresponds to a new gold structure located outside the Zone 32 corridor in the basaltic lava sequence close to the contact with the southern edge of the La Grande Sud Tonalite. The area is affected by a corridor of intense deformation, largely unrecognized and unexplored. With regards to the eastern extension of the gold-bearing corridor containing Zone 32, none of the three drillholes intersected very significant grades except for an interval of 5.9 g Au/t over 1.3 m. The gold-bearing system of Zone 32 remains open at depth.

The last drill hole targeted the northern part of the Zone 30 gold-bearing corridor. This drill hole (LGS02-207) intersected an interval containing 35.7 g Au/t over 0.5 m (estimated true thickness) located in the La Grande Sud Tonalite and in the extension at depth of the 8.7 g Au/t over 4.6 m intersection (drill hole LGS02-197) also reported in the press release dated November 6, 2002. This new intersection is associated with a quartz vein running along the axis of the core and containing chlorite, pyrite, chalcopyrite and fine bands of native gold. Not far from this vein, the drill hole also returned a result of 2.4 g Au/t over 4.3 m in association with a sheared and pyrite mineralized mafic dyke. These gold intersections are situated approximately 150 meters to the east of the Pari showing.

The highlights of the program appear below. A location map and a longitudinal section are attached to this press release.

(1) Unless otherwise indicated, drilling intersected the zones at steep angles, representing nearly true thicknesses.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second independent laboratory, Intertek Testing Services of Val d’Or, and corroborated the results.

NEW DRILLING PROGRAM

A new 2,000-meter drilling program will be undertaken during the first half of 2003 to continue drilling in the area of the new gold structure identified by the last work completed and to continue to explore the Zone 32 gold-bearing corridor, as well as Zone 30 and the eastern extension of the Pari showing. Cambior is the project manager.

The follow up to the June drilling program was carried out by employees of Cambior, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Ms. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by Cambior for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, Cambior concluded a joint-venture option agreement whereby Cambior can acquire a 50% undivided interest in the La Grande Sud project by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of more than $10 million, debt free, and with approximately 29 million shares issued and outstanding. Virginia's shares trade on the Toronto Stock Exchange under the symbol "VIA". Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior’s shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol “CBJ”. Cambior’s warrants, “CBJ.WT” and “CBJ.WT.B”, trade on the TSX.

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior’s 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca